EX-99.PROXYPOL

Proxy Voting Policy

Policy Version 11.04.2021

Background

Rule 30b1-4 under the Investment Company Act of 1940 requires a Registered Investment Company (“RIC”) to file with the SEC an annual record of proxies voted by the RIC on Form N-PX. Form N-PX must be filed each year no later than August 31 and must contain each RIC’s proxy voting record for the most recent twelve-month period ending June 30. A RIC must also state in its disclosure documents (in its shareholder reports) that information regarding how the RIC voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the RIC’s website at a specified Internet address; or both; and (2) on the SEC’s website at http://www.sec.gov.

If a RIC discloses that its proxy voting record is available by calling a toll-free (or collect) telephone number, and the RIC (or financial intermediary through which shares of the RIC may be purchased or sold) receives a request for this information, the RIC (or financial intermediary) must send the information disclosed in the RIC’s most recently filed report on Form N-PX, within three business days of receipt of the request, by first-class mail or other means designed to ensure equally prompt delivery.

If a RIC discloses that its proxy voting record is available on or through its website, the RIC must make available free of charge the information disclosed in the RIC’s most recently filed report on Form N-PX on or through its website as soon as reasonably practicable after filing the report with the SEC. The information disclosed in the RIC’s most recently filed report on Form N-PX must remain available on or through the RIC’s website for as long as the RIC remains subject to the requirements of Rule 30b1-4 and discloses that the RIC’s proxy voting record is available on or through its website.

Policies and Procedures

Proxies are assets of 50 South Capital Advisors, LLC’s (“50 South” or the “Adviser”) Clients that must be voted with diligence, care, and loyalty. The Adviser will vote each proxy in accordance with its fiduciary duty to its Clients. 50 South will generally seek to vote proxies in a way that maximizes the value of Clients’ assets. The Chief Financial Officer coordinates the Adviser’s proxy voting process.

The Alpha Core Strategies Fund (the “Fund”) operates as a “fund-of-funds,” investing, either directly or indirectly, in a group of private funds or other pooled investment vehicles or accounts (each a “Sub-Fund”; and collectively, the “Sub-Funds”), which are managed by investment advisers. These Sub-Funds do not typically convey traditional voting rights to their holders and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, 50 South and/or the Fund may receive notices from Sub-Funds seeking the consent of their holders in order to materially change certain rights within the structure of the security itself or change material terms of the Sub-Funds’ limited partnership agreement, limited liability company operating agreement or similar agreement with investors. To the extent that the Fund receives notices or proxies from Sub-Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities with respect to the Fund’s portfolio securities to the Adviser, subject to the general oversight of the Fund’s Board of Trustees (the “Board”) and with the direction that proxies should be voted consistent with the Fund’s best economic interests.

50 South has adopted the Northern Trust Proxy Voting Policies and Procedures (the “NT Proxy Policy”) for the voting of proxies on behalf of client accounts for which the 50 South has voting discretion, including the Fund. Under the NT Proxy Policy, proxies are to be voted in the best interests of the Fund.

Pursuant to the NT Policy, a proxy committee comprised of senior Northern Trust investment and compliance officers (the “Proxy Committee”) has adopted certain guidelines (the “Proxy Guidelines”) concerning various corporate governance issues. The Proxy Committee has the responsibility for the content, interpretation and application of the Proxy Guidelines and may apply these Proxy Guidelines with a measure of flexibility. Northern Trust has retained an independent third party (the “Service Firm”) to review proxy proposals and to make voting recommendations to the Proxy Committee in a manner consistent with the Proxy Guidelines.

Northern Trust may choose not to vote proxies in certain situations or for the Fund. This may occur, for example, in situations where the exercise of voting rights could restrict the ability to freely trade the security in question (as is the case, for example, in certain foreign jurisdictions known as “blocking markets”). In circumstances in which the Service Firm does not provide recommendations for a particular proxy, the Proxy Committee may obtain recommendations from analysts at Northern Trust who review the issuer in question or the industry in general. The Proxy Committee will apply the Proxy Guidelines as discussed above to any such recommendation.

The Fund Chief Compliance Officer will report to the Board when 50 South has voted any proxies.

The Adviser includes a description of its policies and procedures regarding proxy voting in Part 2A of Form ADV, along with a statement that Clients can contact 50 South to obtain a copy of the policies and procedures.

The Fund also includes its policies and procedures regarding proxy voting in its Form N-CSR.

Furthermore, the Fund will file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (800) 595-9111 or (ii) by visiting the SEC’s website at http://www.sec.gov.